July 31, 2025

Datuk Dr. Doris Wong Sing Ee
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
Level 10, Tower 11, Avenue 5, The Horizon
Bangsar South City, No. 8, Jalan Kerinchi
59200, Kuala Lumpur, Malaysia

       Re: Cyclacel Pharmaceuticals, Inc.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed July 24, 2025
           File No. 333-286754
Dear Datuk Dr. Doris Wong Sing Ee:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed July 24, 2025
General

1. We note that you have omitted substantially all of the disclosure required by Part I of
       Form S-1 in this post-effective amendment to your registration statement on Form S-
       1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to
       Section 10(a) of the Securities Act, whether or not there have been changes to disclosure since the filing of the initial registration statement on Form S-1.

2.     We note you entered into a share exchange agreement dated May 6, 2025, with
       FITTERS Diversified Berhad, a Malaysian publicly listed company (
Fitters Parent   )
       and FITTERS Sdn. Bhd., a Malaysia private limited company and wholly-owned
 July 31, 2025
Page 2

       subsidiary of Fitters Parent (   Fitters   ) whereby Fitters Parent will
exchange all of its
       ownership interest in Fitters representing 100% of all of the issued and outstanding capital shares of Fitters, for 19.99 percent of all of the issued and outstanding shares of your Common Stock. Please provide your analysis of whether you are required to include financial statements of the business acquired under Rule 8-04 of Regulation S-
       X and the related pro forma financial information required by Rule 8-05 of Regulation
       S-X. Refer to Part I, Item 11(e) of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Drory at 202-551-8342 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Debbie Klis